SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 11)1

Alaska Communications Systems, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
01167P101
(CUSIP Number)
Karen Singer, 212 Vaccaro Dr., Cresskill, New Jersey 07626, Tel: (201) 592-3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 30, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☑.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	01167P101	13D/A11	Page 2 of 6

1	NAME OF REPORTING PERSON Karen Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS*
OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,626,870
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
3,626,870
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,626,870
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8%
14		TYPE OF REPORTING PERSON*
IN

CUSIP No.	01167P101	13D/A11	Page 3 of 6

1	NAME OF REPORTING PERSON TAR HOLDINGS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS*
OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,626,870[2]
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
3.626.870[3]
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3.626.870
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8%
14		TYPE OF REPORTING PERSON*
OO

2 Ms. Singer has sole voting power with respect to all shares held by TAR Holdings, LLC.

3 Ms. Singer has sole dispositive power with respect to all shares held by TAR Holdings, LLC.

SCHEDULE 13D/A11

This constitutes Amendment No. 11 (the “Amendment No. 11”) to the statement on Schedule 13D filed on behalf of Karen Singer, dated and filed December 15, 2017 (as amended, the “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock”), of Alaska Communications Systems, Inc. (the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read as follows:

Ms. Singer is the managing member of TAR Holdings, LLC, which was created pursuant to that certain Operating Agreement, dated October 28, 2013 (“TAR”). All of the securities held by TAR were purchased with funds generated and held by TAR. The aggregate amount of funds used for the purchase of the securities reported herein was approximately $7,028,177.29, including brokerage commissions.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended to add the following:

The purpose of this filing is to report that as of August 30, 2019, the Reporting Person had acquired an additional one percent (1%) of the outstanding shares of the Issuer’s Common Stock since the filing of Amendment No. 10 to the Statement on April 29, 2019.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated as follows:

The aggregate percentage of shares of Common Stock reported owned is based upon 53,532,252 shares of Common Stock outstanding as reported in the Issuer’s Form 10-K filed on July 31, 2019.

A. TAR HOLDINGS, LLC

(a)       As of the date hereof, TAR Holdings, LLC beneficially owns 3,626,870 shares of Common Stock, which shares are held directly by TAR Holdings LLC.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 3,626,870[4]

2. Shared power to vote or direct vote: 0

4 See FN 2.

3. Sole power to dispose or direct the disposition: 3,626,870 ~~5~~

4. Shared power to dispose or direct the disposition: 0

(c) The following table details the transactions effected by TAR Holdings, LLC in the past 60 days that have not been previously reported:

Date of Transaction	Number of Shares Purchased	Price Per Share
August 30, 2019	545,773	$1.67

B. Ms. Singer

(a)       As of the date hereof, Ms. Singer, as the managing member of TAR Holdings, LLC, beneficially owns 3,626,870 shares of Common Stock held by TAR Holdings, LLC.

Percentage: Approximately 6.8%

(b)        1. Sole power to vote or direct vote: 3,626,870

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 3,626,870

4. Shared power to dispose or direct the disposition: 0

(c) The following table details the transactions effected by Ms. Singer in the past 60 days, that have not been previously reported:

Date of Transaction	Number of Shares Purchased	Price Per Share
August 30, 2019	545,773	$1.67

As of the date hereof, the Reporting Person beneficially owns an aggregate of 3,626,870 shares of Common Stock, constituting approximately 6.8% of the Shares outstanding.

(d)       No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)       Not applicable.

5 See FN 3.

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2019

TAR HOLDINGS, LLC

By: /s/ Karen Singer
Name: Karen Singer
Title: Managing Member